FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number : 1-15232

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75008 Paris-France

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PRESS RELEASE Paris, October 30, 2006

Press Service 16 rue de la Ville l’Evêque 75008 Paris FRANCE Tel (331) 4006 6651

3RD QUARTER 2006:

STRONG REVENUE GROWTH

Revenues:	EUR 32.4 billion

Organic growth:	+9.2%
(excluding the positive impact of natural gas prices)

Total growth:	+8.7%

At September 30, 2006, SUEZ revenues, drawn up according to IFRS standards, were EUR 32.4 billion (versus EUR 29.8 billion at September 30, 2005),1 reflecting a high organic growth rate of +9.2%.2 Including the positive effect of natural gas price changes, the organic growth rate is 12.5%. This excellent performance confirms the Group’s objectives for 2006 (organic growth in revenues exceeding 7%).

Organic revenue growth was derived mainly from:

-

SUEZ Energy Europe (+EUR 1,325 million, +13.1%) based on both increased sales outside the Benelux countries (mainly Germany, France, Italy, and Spain with the startup of the Castelnou power station) and higher electricity prices.

-

SUEZ Energy International (+EUR 451 million, +10.6%), benefiting from dynamic commercial activities. Electricity sales volumes increased particularly in North America (+EUR 119 million, thanks to the success of direct sales to industrial and commercial customers). Sales in Latin America and in Asia/Middle East grew respectively by EUR 112 million (+12.3%) and EUR 164 million (+19.6%).

-	SUEZ Energy Services (+EUR 416 million, +5.7%), mainly in France (+EUR 367 million) thanks to strong progress in Ineo’s and Elyo’s business and to HVAC in European countries.

-

SUEZ Environment (+EUR 493 million, +6.4%) which registered strong organic growth of +6.6% in water in Europe (+EUR 167 million, especially in France and Spain) and +5.0% in Waste services in Europe (+EUR 171 million, particularly in France, Germany, and Central Europe).

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All Group businesses turned in distinctly higher rates of growth. The Group generated 89% of its revenues in Europe and North America, with 79% from the European continent alone.

Total revenues grew by 8.7% (+EUR 2,590 million) and breaks down as follows:

-	Organic growth (+EUR 2,686 million);
-	Effect of gas price increases (+876 million);
-

Impact of acquisitions / disposals (-EUR 1,169 million) which include -EUR 1,601 million in disposals (of which the sale of Electrabel Netten Vlaanderen -EUR 545 million, Agbar assets -EUR 111 million, SES assets -EUR 285 million, and SEI assets -EUR 283 million) and by inclusion of EUR 432 million in first-time consolidations, particularly in Italy (ALP Energie Italia);

-	Exchange rate fluctuations (+EUR 196 million), including +EUR 109 million for the Brazilian real and +EUR 51 million for the US dollar.

1. Revenue trend comparison based on pro forma IFRS revenue figures for 2005. The reconciliation to reported revenue figures at September 30, 2005 is shown on page 6.

2. See page 5 for a breakdown of organic revenue growth on a comparable basis.

Page 1 out of 6

REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	September 30, 2006	September 30, 2005 pro forma(1)	Gross change	Organic growth(2)
SUEZ Energy Europe(3)	11,634	10,041	15.9%	13.1%
SUEZ Energy International(3)	4,711	4,255	10.7%	10.6%
SUEZ Energy Services	7,710	7,450	3.5%	5.7%
SUEZ Environment	8,355	8,074	3.5%	6.4%
TOTAL GROUP	32,410	29,820	8.7%	9.2%

(1) The Group now applies the new IFRS standard (IFRIC 4) concerning the right to use assets as well as those which are still provisional relating to concessions. The revenue trend analysis has been based therefore on a 2005 pro forma revenue figure which includes these elements. For reference, reported revenues at September 30, 2005 were EUR 29,730 million.

(2) See page 5 for a breakdown of growth on a comparable basis.

(3) Total sales of electricity and natural gas (SUEZ Energy Europe and SUEZ Energy International) were EUR 16,345 million, with an organic growth of +12.4%.

■	SUEZ ENERGY EUROPE

(in EUR millions)	September 30,2006	September 30, 2005 pro forma	Gross change	Organic growth
Suez Energy Europe	11,634	10,041	15.9%	13.1%

SUEZ Energy Europe gross revenues grew by +15.9% (+EUR 1,593 million), at the end of September 2006. On a comparable basis, in particular excluding the impact of changes in natural gas prices (+EUR 648 million), organic revenues progressed by +EUR 1,325 million.

-	ELECTRICITY

Electricity sales increased to EUR 7,011 million for the first nine months of 2006, for an organic growth rate of +17.1%. The increase is due primarily to a generalized rise in market prices from higher fossil fuel prices (impact of +5.8% in Belgium and an average of +9% for the entire portfolio), as well as to greater volumes sold outside the Benelux countries (+28%), where over two-thirds of revenue growth is generated.

•

In Belgium, total revenues fell by -1.6%. The increase in volumes sold in the business segment (industry and resellers) was more than offset by the drop in volumes sold on the wholesale market. Nevertheless, corresponding revenues grew by 4.2% as a result of increased sale prices.

•	In the Netherlands, volumes sold came to 16.2 TWh. Gradual improvement in the customer portfolio and price increases resulted in a 15.8% increase in revenues.

•

In the rest of Europe, electricity sales continue to see double-digit growth (in both value and volume terms) in nearly every market thanks to a combination of commercial successes, particularly in Italy, Germany, and France, to the startup or restart of production facilities (including +EUR 54 million with the July 2006 startup of the Castelnou CCGT power station in Spain), and price increases.

-	Natural Gas

Excluding the effect of natural gas price increases (+EUR 279 million), Electrabel recorded organic growth in natural gas sales of EUR 236 million (+15.9%). The increase was 20% in volume, thanks to wholesale sales, mainly in Benelux, and colder weather conditions in 2006 compared with 2005.

Page 2 out of 6

Distrigas experienced increased sales to distributors, in France and the Netherlands, despite a slight drop in overall organic growth (-EUR60 million or -3.5%) due to a decline in LNG cargo sales (compared with exceptional opportunities seized in 2005) and in sales to non-Group electrical power plants.

-	Other activities

The fall in revenues generated by Other activities (without impact on margins) is due to the Group’s disposal of Electrabel Netten Vlaanderen to the new entity Eandis, established during the first quarter of 2006, which is a wholly-owned subsidiary of the Intermunicipal companies managing the Flemish distribution network.

■	SUEZ ENERGY INTERNATIONAL

(in EUR millions)	September 30, 2006	September 30, 2005 pro forma	Gross change	Organic growth
Suez Energy International	4,711	4,255	10.7%	10.6%

SUEZ Energy International advanced by +10.6% (or +EUR 451 million) on a comparable structural, exchange rate, and natural gas price basis. This new increase was the result of SEI’s commercial dynamism in an expanding international business environment, and price increases related to reduced electricity generating capacity in many markets.

More specifically, this growth:

-

in North America (+EUR 119 million) came mainly from the commercial success of SERNA (SUEZ Energy Resources North America) in direct energy sales to industrial and commercial customers, and to progress in merchant generation activity (+ EUR38 million), especially in Texas (Ercot).

-	in Asia/Middle East (+EUR 164 million) with a +EUR 83 million revenue increase in Thailand and +EUR 51 million in Turkey resulting mainly from electricity price increases.

-

in Latin America (+EUR 112 million), particularly in Brazil where sales increased by EUR 99 million largely due to the replacement during 2005 of the last tranche of initial contractual volumes by new bi-lateral contracts with distributors and industrial customers. Peru registered growth of +EUR 17 million, largely the result of natural gas sales.

-	in Liquefied natural gas (LNG) activity grew up +EUR 56 million over the same period in 2005. During the third quarter, SUEZ Global LNG made three LNG cargo deliveries

■	SUEZ ENERGY SERVICES

(in EUR millions)	September 30, 2006	September 30, 2005	Gross change	Organic growth
Suez Energy Services	7,710	7,450	3.5%	5.7%

SUEZ Energy Services recorded organic growth of +EUR 416 million (+5.7%), which was particularly well sustained in the installation and maintenance areas in France (+EUR 239 million, +11.8%), especially at INEO and AXIMA.

Energy services activity in France (Elyo) registered +8.4% (+EUR 128 million) organic growth as a result of business developments and provide new services complementing existing contracts and, to a lesser extent, the impact of rate changes and colder weather.

In the rest of Europe, SUEZ Energy Services benefited from growth in sales, especially in HVAC.

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■	SUEZ ENVIRONMENT

(in EUR millions)	September 30, 2006	September 30, 2005 pro forma	Gross change	Organic growth
SUEZ ENVIRONMENT	8,355	8,074	3.5%	6.4%
Water Europe (1)	2,793	2,666	4.8%	6.6%
Waste Services Europe	3,680	3,429	7.3%	5.0%
Degrémont	704	607	15.9%	14.5%
International	1,178	1,372	-14.1%	6.0%

(1) Water Europe includes the revenues of Aguas Andinas, presently owned and consolidated solely through Agbar. At September 30, 2005 Aguas Andinas accounted for EUR 128.6 million in revenues under International.

Organic growth in revenues of SUEZ Environment was EUR 493 million, or 6.4%.

-

Water Europe recorded +6.6% growth (+EUR 167 million), half of which from Agbar (+EUR 89 million, or +8.3%), particularly from its drinking water and wastewater activities, and France (+EUR 66 million, or +5.3%) with the signing of new wastewater and waste services contracts, despite a decrease in volumes distributed. In 2006, the Group signed several water contracts in France (among which Dunkirk, Briançonnais, Le Havre, and SIAAP).

-

Waste Services Europe progressed in France (+EUR 64 million, i.e. +3.5%) thanks to increased treatment volumes (incineration, recycling, and landfill disposals). Waste services in Germany and Central Europe recorded strong growth in activity (+EUR 30 million or +9.4%, and +EUR 33 million or +42.8% respectively), following the 2nd-half 2005 startup of new waste sorting and incineration plants.

-

Degrémont benefited from progress in major new international contracts, including Perth (Australia), Algeria, and Mexico, which brought organic growth to +EUR 89 million, or +14.5%. Degrémont also won numerous contracts in 2006 (including Budapest, Lusail in Qatar, and Barcelona).

-

International activities recorded positive organic growth (+EUR 67 million, or +6.0%) which resulted mainly from the growing importance of water and waste services contracts in China (+13.3%), increased prices and volumes in Morocco (Lydec, +6.8%), startup of the Algiers contract, and waste services in Australia (+5.1%). Finally, following the announced withdrawal from the Buenos Aires contract, the contribution of Aguas Argentinas to revenues is limited to the first two months of 2006 only.

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REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

Most Group revenues (89%) were generated in Europe and North America, with 79% from the European continent alone.

Revenue breakdown by geographic zone is as follows:

(in EUR millions)	September 30, 2006	% contribution	September 30, 2005	% contribution	Change 2006 /2005
France	7,829.1	24.2%	6,964.3	23.4%	12.4%
Belgium	8,240.4	25.4%	7,788.7	26.1%	5.8%
Subtotal, France-Belgium	16,069.5	49.6%	14,753.0	49.5%	8.9%
Other European Union	8,876.5	27.4%	7,830.7	26.3%	13.4%
Other European countries	797.0	2.5%	860.5	2.9%	-7.4%
Subtotal Europe	25,742.9	79.4%	23,444.2	78.6%	9.8%
North America	3,132.6	9.7%	2,968.1	10.0%	5.5%
Subtotal Europe and North America	28,875.5	89.1%	26,412.3	88.6%	9.3%
South America	1,400.0	4.3%	1,539.7	5.2%	-9.1%
Asia, Middle East and Oceania	1,663.5	5.1%	1,453.1	4.9%	14.5%
Africa	471.3	1.5%	415.4	1.4%	13.4%
TOTAL	32,410.2	100.0%	29,820.4	100.0%	8.7%

BREAKDOWN 0F ORGANIC GROWTH ON A COMPARABLE BASIS

Organic growth in revenues is analyzed on a comparable basis, with the reconciliation as follows:

(in EUR millions)	September 30, 2006	September 30, 2005	Organic growth
Revenues	32,410	29,820
Changes in Group structure(1)	(432)	(1,601)
Exchange rate fluctuations		196
Natural gas price variations		876
Comparable basis	31,978	29,292	9.2%

(1) Accounting respectively for 2006 revenues from companies consolidated for the first time and 2005 revenues from disposals.

Page 5 out of 6

 SEPTEMBER   2005   REPORTED   REVENUES   RESTATED   PRO   FORMA

(in EUR millions)	September 30, 2005 reported	Right of use and concessions (1)	Other adjustments	September 30, 2005 pro forma
Suez Energy Europe	10,046	(4)	(1)	10,041
Suez Energy International	4,262	(7)		4,255
Suez Energy Services	7,416	34	0	7,450
Suez Environment	8,006	92	(24)	8,074
TOTAL GROUP	29,730	115	(24)	29,820

(1)

The Group has decided to apply now, ahead of time, the new IFRS standard (IFRIC 4) concerning the right to use assets as well as those which are still provisional relating to concessions. In fact, the Group takes the view that these planned interpretations best reflect the treatment of concessions under the IAS/IFRS standards.

The positive impact on revenues (+EUR 115 million in 2005) is mainly due to charges recorded at cost price on extension work for local authorities, without any impact on results.

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SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,639 people worldwide and achieved revenues of €41.5 billion in 2005, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	+33(0)1 4006 6668	Analyst Contacts:	+33(0)1 4006 6531

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary